UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SAVVIS, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)

805423100
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 805423100

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Nortel Networks Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF	5	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER -0-
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12		TYPE OF REPORTING PERSON CO

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Item 1(a).   Name of Issuer:

SAVVIS Inc.

Item 1(b).    Address of Issuer’s Prinicpal Executive Offices:

1 SAVVIS Parkway

Town & Country, MO 63017

U.S.A.

Item 2(a).    Name of Person Filing:

Nortel Networks Corporation (“Nortel”)

Item 2(b).    Address of Principal Business Office:

195 The West Mall

Toronto, Ontario M9C 5K1

Canada

Item 2(c).    Citizenship:

Nortel is a corporation incorporated under the laws of Canada.

Item 2(d).   Title of Class of Securities:

Common Stock, $0.01 par value.

Item 2(e).    CUSIP Number:

805423100

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)

(b)	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	Investment company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8)

(e)	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

(f)	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g)	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)

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(h)	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	Group in accordance with §240.13d-1(b)(1)(ii)(J)
Item 4.	Ownership
(a)	Amount Beneficially Owned: -0-
(b)	Percent of Class: 0.0%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or to direct the vote: -0-
(iii) Sole power to dispose or to direct the disposition of: -0-
(iv) Shared power to dispose or to direct the disposition of: -0-
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

[ X ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company Not Applicable.
Item 8.	Identification and Classification of Members of the Group Not Applicable.

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Item 9.	Notice of Dissolution of Group Not Applicable.
Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007

NORTEL NETWORKS CORPORATION

By:	/s/ Gordon A. Davies
Name:	Gordon A. Davies
Title:	General Counsel — Corporate and Corporate Secretary

By:	/s/ Anna Ventresca
Name:	Anna Ventresca
Title:	Assistant Secretary

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